Exhibit 12.1

EMC CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
Computation of Earnings:
Income before provision for taxes and cumulative effect of a change in accounting principle
	$3,865	$3,804	$3,249	$2,608	$1,375
Fixed charges	265	182	272	268	281
Total earnings	$4,130	$3,986	$3,521	$2,876	$1,656

Computation of Fixed Charges:
Interest expense	$156	$79	$170	$178	$182
Estimate of interest within rental expense(1)	109	103	101	90	98
Total fixed charges	$265	$182	$271	$268	$280

Ratio of Earnings to Fixed Charges	15.61x	21.95x	12.96x	10.73x	5.90x

(1) Estimate of interest within rental expense is calculated under the assumption that 1/3 of rent expense is representative of interest costs.